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                             November 24, 2021

       Kai-Shing Tao
       Chief Executive Officer
       Remark Holdings, Inc.
       800 S. Commerce St.
       Las Vegas, NV 89106

                                                        Re: Remark Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed November 18,
2021
                                                            File No. 333-260615

       Dear Mr. Tao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2021, letter.

       Resale Registration Statement on Form S-3 filed November 18, 2021

       Prospectus summary, page 1

   1. Please refer to prior comment 3 and clarify why the investment balance has not changed between the two
reporting periods. Since the table is reflecting consolidating information, the Parent investments
in the VIEs should be accounted for in a similar manner to the equity method of
accounting. After the proper application of the equity method, please provide a roll-forward
for the investment in your subsidiaries and VIEs.
             Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.
 Kai-Shing Tao
Remark Holdings, Inc.
November 24, 2021
Page 2

                                     Sincerely,
FirstName LastNameKai-Shing Tao
                                     Division of Corporation Finance
Comapany NameRemark Holdings, Inc.
                                     Office of Technology
November 24, 2021 Page 2
cc:       Robert Friedman
FirstName LastName